File No. 812-15735

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND; OHA SENIOR PRIVATE LENDING FUND (U) LLC; T. ROWE PRICE OHA FLEXIBLE CREDIT INCOME FUND; OHA PRIVATE CREDIT ADVISORS LLC; OHA PRIVATE CREDIT ADVISORS II, L.P.; OAK HILL ADVISORS, L.P.; OAK HILL ADVISORS (EUROPE), LLP; OHA (UK) LLP; OHA ARTESIAN CUSTOMIZED CREDIT FUND I, L.P.; OHA BLACK BEAR FUND, L.P.; OHA CREDIT OPPORTUNITIES CA (C), L.P.; OHA CA CUSTOMIZED CREDIT FUND, L.P.  - OHA SENIOR PRIVATE LENDING FUND (CA 3); OHA CA CUSTOMIZED CREDIT FUND, L.P.  - OHA SENIOR PRIVATE LENDING FUND (CA 5); OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA CO-INVEST OPPORTUNITIES FUND (CA); OHA CA CUSTOMIZED CREDIT FUND, L.P. -OHA CREDIT SOLUTION FUNDS II (CA PARALLEL); OHA CREDIT CADENZA FUND, L.P.; OHA-CDP ESCF, L.P.; OHA BCSS SSD, L.P.; OHA MPS SSD, L.P.; OHA BCSS SSD II, L.P.; OHA MPS SSD II, L.P.; OHA CREDIT ORIGINATION VEHICLE I, L.P.; OHA CREDIT SOLUTIONS FUND ICAV; OHA CREDIT SOLUTIONS FUND, L.P.; OHA CREDIT SOLUTIONS FUND (OFFSHORE), L.P.; OHA CREDIT SOLUTIONS II ICAV; OHA CREDIT SOLUTIONS FUND II, L.P.; OHA CREDIT SOLUTIONS FUND II (OFFSHORE), L.P.; OHA KC CUSTOMIZED CREDIT MASTER FUND, L.P.; OHA CLO ENHANCED EQUITY MASTER FUND II, L.P.; OHA CLO ENHANCED EQUITY MASTER A FUND, L.P.; OHA AD DISLOCATION CREDIT FUND II, L.P.; OHA AD CUSTOMIZED CREDIT FUND (EUROPE), L.P.; OHA AD CUSTOMIZED CREDIT FUND (INTERNATIONAL), L.P.; OHA REAL ASSET OPPORTUNITIES MASTER FUND I, L.P.; OHA SA CUSTOMIZED CREDIT FUND, L.P.; OHA STRATEGIC CREDIT MASTER FUND II, L.P.; OHA STRATEGIC CREDIT MASTER FUND III, L.P.; OHA STRATEGIC CREDIT FUND III, L.P.; OHA STRATEGIC CREDIT MINI-MASTER FUND III (OFFSHORE), L.P.; OHA STRUCTURED PRODUCTS MASTER FUND C, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND D, L.P.; OHA STRUCTURED PRODUCTS FUND E, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND II, L.P.; OHA TACTICAL INVESTMENT MASTER FUND, L.P.; OHA TACTICAL INVESTMENT FUND, L.P.; OHA TACTICAL INVESTMENT MINI-MASTER FUND (OFFSHORE), L.P.; OHA TKY CUSTOMIZED CREDIT FUND, L.P.; OHA TKY CUSTOMIZED CREDIT FUND II, L.P.; OHA TKY CUSTOMIZED CREDIT FUND III, L.P.; ALOHA EUROPEAN CREDIT FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND (PARALLEL), L.P.; OHA ENHANCED CREDIT STRATEGIES MASTER FUND, L.P.; OHA ENHANCED CREDIT STRATEGIES FUND, L.P.; OHA ENHANCED CREDIT STRATEGIES MINI-MASTER FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES TRACTOR MASTER FUND, L.P.; OHA LDN CUSTOMISED CREDIT MASTER, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES MASTER FUND (PARALLEL II), L.P.; OHA CENTRE STREET PARTNERSHIP, L.P.; OHA CLO STRATEGIES MASTER FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND MASTER, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND MINI-MASTER, L.P.; OHAT CREDIT FUND, L.P.; OHA DELAWARE CUSTOMIZED CREDIT FUND-F, L.P.; OHA DELAWARE CUSTOMIZED CREDIT FUND, L.P. ; OHA DYNAMIC CREDIT ORCA FUND, L.P.; OHA FINLANDIA CREDIT FUND, L.P.; OHA AD CO-INVESTMENT FUND, L.P.; OHA FD CUSTOM CREDIT FUND, L.P.; OHA HT LEV LOAN FUND, L.P.; OHA CREDIT FUNDING 1, LTD.; OHA CREDIT FUNDING 2, LTD; OHA CREDIT FUNDING 3, LTD.; OHA CREDIT FUNDING 4, LTD.; OHA CREDIT FUNDING 5, LTD.; OHA CREDIT FUNDING 6, LTD.; OHA CREDIT FUNDING 7, LTD.; OHA CREDIT FUNDING 8, LTD.; OHA CREDIT FUNDING 9, LTD.; OHA CREDIT FUNDING 10, LTD.; OHA CREDIT FUNDING 11, LTD.; OHA CREDIT FUNDING 12, LTD.; OHA CREDIT PARTNERS VII, LTD.; OHA CREDIT PARTNERS X-R, LTD.; OHA CREDIT PARTNERS XI, LTD.; OHA CREDIT PARTNERS XII, LTD.; OHA CREDIT PARTNERS XIII, LTD.; OHA CREDIT PARTNERS XIV, LTD.; OHA CREDIT PARTNERS XV, LTD.; OHA CREDIT PARTNERS XVI, LTD.; OHA LOAN FUNDING 2013-1, LTD.; OHA LOAN FUNDING 2013-2, LTD.; OHA LOAN FUNDING 2015-1, LTD.; OHA LOAN FUNDING 2016-1, LTD.; OAK HILL EUROPEAN CREDIT PARTNERS III DAC; OAK HILL EUROPEAN CREDIT PARTNERS IV, DAC; OAK HILL EUROPEAN CREDIT PARTNERS V, DAC; OAK HILL EUROPEAN CREDIT PARTNERS VI, DAC; OAK HILL EUROPEAN CREDIT PARTNERS VII, DAC; OAK HILL EUROPEAN CREDIT PARTNERS VIII, DAC; OHA CREDIT SOLUTIONS II MASTER FUND A SPV, L.P.; OHA CREDIT SOLUTIONS II MASTER FUND B SPV, L.P.; OHA CREDIT SOLUTIONS MASTER FUND I SPV, L.P.; OHA CREDIT SOLUTIONS MASTER FUND II SPV, L.P.; OHA MADISON LOAN FUND, L.P.; OHA FALCON FUND, L.P.; OHA KC CUSTOMIZED CREDIT MASTER FUND II, L.P.; OHA TKY CUSTOMIZED CREDIT FUND IV, L.P.; OHA HIGHLANDS, L.P.; OHA CREDIT FUNDING 13, LTD.; OHA CREDIT FUNDING 14, LTD.; OHA CREDIT FUNDING 15, LTD.; TRP OHA SPV FUNDING I, LLC; TRP OHA SPV FUNDING II, LLC; OCREDIT INVESTMENT S.A ̀R.L.; OCREDIT UNI INVESTMENT S.a ̀ R.L.; ULEND INVESTMENT S.a ̀ R.L.; TRP OHA FCI SPV FUNDING I, LLC; TRP OHA FCI CA, LLC; OFLEX INVESTMENT S.a ̀ R.L.; OHA CLO ENHANCED EQUITY MASTER FUND III, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND III, L.P.; OHA TKY CUSTOMIZED CREDIT FUND V, L.P.; OHA TKY CUSTOMIZED CREDIT FUND VI, L.P.; OHA HY FUND, L.P.; OHA LEGATO LOAN FUND, L.P.; OHA LL DISLOCATION MASTER FUND, L.P.; OHA TIDEWATER PARTNERS BL FUND, L.P.; OHA TIDEWATER PARTNERS MAC FUND, L.P.; OHA SENIOR PRIVATE LENDING FUND (R), L.P.; OHA SENIOR PRIVATE LENDING FUND, L.P.; OHA SENIOR PRIVATE LENDING MASTER FUND (OFFSHORE), L.P.; OHA SENIOR PRIVATE LENDING MASTER FUND (ONSHORE), L.P.; OHA SENIOR PRIVATE LENDING FUND, SCSp SICAV‐RAIF; OHA SEQUOIA CUSTOMIZED CREDIT FUND, L.P.; OHA VANDERBILT CO‐INVESTMENT, LLC; OHA WASATCH CUSTOMIZED CREDIT FUND, L.P.; OHA CREDIT FUNDING 16, LTD.; OHA CREDIT FUNDING 17, LTD.; OHA CREDIT FUNDING 18, LTD.; OHA CREDIT FUNDING 19, LTD.; OHA CREDIT FUNDING 20, LTD.; OHA CREDIT FUNDING 21, LTD.; OHA CREDIT FUNDING 22, LTD.; OHA CREDIT FUNDING 23, LTD.; OHA CREDIT PARTNERS XVII, LTD.

1 Vanderbilt, 16th Floor
New York, New York 10017-3978

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Gregory S. Rubin
Vice President
1 Vanderbilt, 16th Floor
New York, New York 10017-3978
Telephone: (212) 326-1500

Copies to:

Richard Horowitz, Esq.
Nadeea Zakaria, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

May 7, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

:
IN THE MATTER OF

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND; OHA SENIOR PRIVATE LENDING FUND (U) LLC; T. ROWE PRICE OHA FLEXIBLE CREDIT INCOME FUND; OHA PRIVATE CREDIT ADVISORS LLC; OHA PRIVATE CREDIT ADVISORS II, L.P.; OAK HILL ADVISORS, L.P.; OAK HILL ADVISORS (EUROPE), LLP; OHA (UK) LLP; OHA ARTESIAN CUSTOMIZED CREDIT FUND I, L.P.; OHA BLACK BEAR FUND, L.P.; OHA CREDIT OPPORTUNITIES CA (C), L.P.; OHA CA CUSTOMIZED CREDIT FUND, L.P.  - OHA SENIOR PRIVATE LENDING FUND (CA 3); OHA CA CUSTOMIZED CREDIT FUND, L.P.  - OHA SENIOR PRIVATE LENDING FUND (CA 5); OHA CA CUSTOMIZED CREDIT FUND, L.P. - OHA CO-INVEST OPPORTUNITIES FUND (CA); OHA CA CUSTOMIZED CREDIT FUND, L.P. -OHA CREDIT SOLUTION FUNDS II (CA PARALLEL); OHA CREDIT CADENZA FUND, L.P.; OHA-CDP ESCF, L.P.; OHA BCSS SSD, L.P.; OHA MPS SSD, L.P.; OHA BCSS SSD II, L.P.; OHA MPS SSD II, L.P.; OHA CREDIT ORIGINATION VEHICLE I, L.P.; OHA CREDIT SOLUTIONS FUND ICAV; OHA CREDIT SOLUTIONS FUND, L.P.; OHA CREDIT SOLUTIONS FUND (OFFSHORE), L.P.; OHA CREDIT SOLUTIONS II ICAV; OHA CREDIT SOLUTIONS FUND II, L.P.; OHA CREDIT SOLUTIONS FUND II (OFFSHORE), L.P.; OHA KC CUSTOMIZED CREDIT MASTER FUND, L.P.; OHA CLO ENHANCED EQUITY MASTER FUND II, L.P.; OHA CLO ENHANCED EQUITY MASTER A FUND, L.P.; OHA AD DISLOCATION CREDIT FUND II, L.P.; OHA AD CUSTOMIZED CREDIT FUND (EUROPE), L.P.; OHA AD CUSTOMIZED CREDIT FUND (INTERNATIONAL), L.P.; OHA REAL ASSET OPPORTUNITIES MASTER FUND I, L.P.; OHA SA CUSTOMIZED CREDIT FUND, L.P.; OHA STRATEGIC CREDIT MASTER FUND II, L.P.; OHA STRATEGIC CREDIT MASTER FUND III, L.P.; OHA STRATEGIC CREDIT FUND III, L.P.; OHA STRATEGIC CREDIT MINI-MASTER FUND III (OFFSHORE), L.P.; OHA STRUCTURED PRODUCTS MASTER FUND C, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND D, L.P.; OHA STRUCTURED PRODUCTS FUND E, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND II, L.P.;
: : : : : : : : : : : : : : : : : : : : : :
AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

OHA TACTICAL INVESTMENT MASTER FUND, L.P.; OHA TACTICAL INVESTMENT FUND, L.P.; OHA TACTICAL INVESTMENT MINI-MASTER FUND (OFFSHORE), L.P.; OHA TKY CUSTOMIZED CREDIT FUND, L.P.; OHA TKY CUSTOMIZED CREDIT FUND II, L.P.; OHA TKY CUSTOMIZED CREDIT FUND III, L.P.; ALOHA EUROPEAN CREDIT FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND (PARALLEL), L.P.; OHA ENHANCED CREDIT STRATEGIES MASTER FUND, L.P.; OHA ENHANCED CREDIT STRATEGIES FUND, L.P.; OHA ENHANCED CREDIT STRATEGIES MINI-MASTER FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES TRACTOR MASTER FUND, L.P.; OHA LDN CUSTOMISED CREDIT MASTER, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES MASTER FUND (PARALLEL II), L.P.; OHA CENTRE STREET PARTNERSHIP, L.P.; OHA CLO STRATEGIES MASTER FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND MASTER, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND, L.P.; OHA DIVERSIFIED CREDIT STRATEGIES FUND MINI-MASTER, L.P.; OHAT CREDIT FUND, L.P.; OHA DELAWARE CUSTOMIZED CREDIT FUND-F, L.P.; OHA DELAWARE CUSTOMIZED CREDIT FUND, L.P. ; OHA DYNAMIC CREDIT ORCA FUND, L.P.; OHA FINLANDIA CREDIT FUND, L.P.; OHA AD CO-INVESTMENT FUND, L.P.; OHA FD CUSTOM CREDIT FUND, L.P.; OHA HT LEV LOAN FUND, L.P.; OHA CREDIT FUNDING 1, LTD.; OHA CREDIT FUNDING 2, LTD; OHA CREDIT FUNDING 3, LTD.; OHA CREDIT FUNDING 4, LTD.; OHA CREDIT FUNDING 5, LTD.; OHA CREDIT FUNDING 6, LTD.; OHA CREDIT FUNDING 7, LTD.; OHA CREDIT FUNDING 8, LTD.; OHA CREDIT FUNDING 9, LTD.; OHA CREDIT FUNDING 10, LTD.; OHA CREDIT FUNDING 11, LTD.; OHA CREDIT FUNDING 12, LTD.; OHA CREDIT PARTNERS VII, LTD.; OHA CREDIT PARTNERS X-R, LTD.; OHA CREDIT PARTNERS XI, LTD.; OHA CREDIT PARTNERS XII, LTD.; OHA CREDIT PARTNERS XIII, LTD.; OHA CREDIT PARTNERS XIV, LTD.; OHA CREDIT PARTNERS XV, LTD.; OHA CREDIT PARTNERS XVI, LTD.; OHA LOAN FUNDING 2013-1, LTD.; OHA LOAN FUNDING 2013-2, LTD.; OHA LOAN FUNDING 2015-1, LTD.; OHA LOAN FUNDING 2016-1, LTD.; OAK HILL EUROPEAN CREDIT PARTNERS III DAC; OAK HILL EUROPEAN CREDIT PARTNERS IV, DAC; OAK HILL EUROPEAN CREDIT PARTNERS V, DAC; OAK HILL EUROPEAN CREDIT PARTNERS VI, DAC;

OAK HILL EUROPEAN CREDIT PARTNERS VII, DAC; OAK HILL EUROPEAN CREDIT PARTNERS VIII, DAC; OHA CREDIT SOLUTIONS II MASTER FUND A SPV, L.P.; OHA CREDIT SOLUTIONS II MASTER FUND B SPV, L.P.; OHA CREDIT SOLUTIONS MASTER FUND I SPV, L.P.; OHA CREDIT SOLUTIONS MASTER FUND II SPV, L.P.; OHA MADISON LOAN FUND, L.P.; OHA FALCON FUND, L.P.; OHA KC CUSTOMIZED CREDIT MASTER FUND II, L.P.; OHA TKY CUSTOMIZED CREDIT FUND IV, L.P.; OHA HIGHLANDS, L.P.; OHA CREDIT FUNDING 13, LTD.; OHA CREDIT FUNDING 14, LTD.; OHA CREDIT FUNDING 15, LTD.; TRP OHA SPV FUNDING I, LLC; TRP OHA SPV FUNDING II, LLC; OCREDIT INVESTMENT S.A ̀R.L.; OCREDIT UNI INVESTMENT S.a ̀ R.L.; ULEND INVESTMENT S.a ̀ R.L.; TRP OHA FCI SPV FUNDING I, LLC; TRP OHA FCI CA, LLC; OFLEX INVESTMENT S.a ̀ R.L.; OHA CLO ENHANCED EQUITY MASTER FUND III, L.P.; OHA STRUCTURED PRODUCTS MASTER FUND III, L.P.; OHA TKY CUSTOMIZED CREDIT FUND V, L.P.; OHA TKY CUSTOMIZED CREDIT FUND VI, L.P.; OHA HY FUND, L.P.; OHA LEGATO LOAN FUND, L.P.; OHA LL DISLOCATION MASTER FUND, L.P.; OHA TIDEWATER PARTNERS BL FUND, L.P.; OHA TIDEWATER PARTNERS MAC FUND, L.P.; OHA SENIOR PRIVATE LENDING FUND (R), L.P.; OHA SENIOR PRIVATE LENDING FUND, L.P.; OHA SENIOR PRIVATE LENDING MASTER FUND (OFFSHORE), L.P.; OHA SENIOR PRIVATE LENDING MASTER FUND (ONSHORE), L.P.; OHA SENIOR PRIVATE LENDING FUND, SCSp SICAV‐RAIF; OHA SEQUOIA CUSTOMIZED CREDIT FUND, L.P.; OHA VANDERBILT CO‐INVESTMENT, LLC; OHA WASATCH CUSTOMIZED CREDIT FUND, L.P.; OHA CREDIT FUNDING 16, LTD.; OHA CREDIT FUNDING 17, LTD.; OHA CREDIT FUNDING 18, LTD.; OHA CREDIT FUNDING 19, LTD.; OHA CREDIT FUNDING 20, LTD.; OHA CREDIT FUNDING 21, LTD.; OHA CREDIT FUNDING 22, LTD.; OHA CREDIT FUNDING 23, LTD.; OHA CREDIT PARTNERS XVII, LTD.

1 VANDERBILT, 16TH FLOOR
NEW YORK, NEW YORK 10017-3978

File No. 812-15735

I.            SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.  The Order would supersede the exemptive order issued by the Commission on August 21, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•
T. Rowe Price OHA Select Private Credit Fund (“OCREDIT”), a Delaware statutory trust that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•
OHA Senior Private Lending Fund (U) LLC (“ULEND”), a Delaware limited liability company that is an externally managed, closed-end, diversified management investment company that has elected to be regulated as a BDC under the 1940 Act;

•
T. Rowe Price OHA Flexible Credit Income Fund (“OFLEX” and, together with OCREDIT and ULEND, the “Existing Regulated Funds”), a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is operated as an interval fund;

•
OHA Private Credit Advisors LLC (“OHA Private Credit”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to OCREDIT and is a subsidiary of Oak Hill Advisors, L.P. (“OHA”);

•
OHA Private Credit Advisors II, L.P. (“OHA Private Credit II”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to ULEND and OFLEX and is a subsidiary of OHA;

•
OHA, an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds (as defined below and identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which either would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act (the “Existing Affiliated Funds”), on behalf of itself and its successors;[3]

•
Oak Hill Advisors (Europe), LLP (“OHA Europe”), a United Kingdom limited liability partnership authorized and regulated by the Financial Conduct Authority, and a relying adviser to OHA, that serves as the investment adviser to certain Existing Affiliated Funds (identified on Schedule A hereto), on behalf of itself and its successors;

•
OHA (UK) LLP (“OHA UK,” and, together with OHA Private Credit, OHA Private Credit II, OHA, and OHA Europe, the “Existing Advisers”), a United Kingdom limited liability partnership authorized and regulated by the Financial Conduct Authority, and a relying adviser to OHA, that serves as the investment adviser to certain Existing Affiliated Funds (identified on Schedule A hereto), on behalf of itself and its successors; and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order).

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•	TRP OHA SPV Funding I, LLC (“TRP SPV I”), a Delaware limited liability company and wholly owned subsidiary of OCREDIT; and

•	TRP OHA SPV Funding II, LLC (“TRP SPV II”), a Delaware limited liability company and wholly owned subsidiary of OCREDIT; and

•	OCREDIT Investment S.à r.l. (“OCREDIT Investment”), a Luxembourg disregarded entity and wholly owned subsidiary of OCREDIT; and

•	OCREDIT UNI Investment S.à r.l. (“OCREDIT UNI Investment”), a Luxembourg disregarded entity and wholly owned subsidiary of OCREDIT; and

•	ULEND Investment S.à r.l. (“ULEND Investment”), a Luxembourg disregarded entity and wholly owned subsidiary of ULEND; and

•	OFLEX Investment S.à r.l. (“OFLEX Investment”), a Luxembourg disregarded entity and wholly owned subsidiary of OFLEX; and

•	TRP OHA FCI SPV Funding I, LLC (“FCI SPV I”), a Delaware limited liability company and wholly owned subsidiary of OFLEX; and

•	TRP OHA FCI CA, LLC (“FCI CA”), a Delaware limited liability company and wholly owned subsidiary of OFLEX; and

•
The Existing Affiliated Funds (together with the Existing Regulated Funds, the Existing Advisers, TRP SPV I, TRP SPV II, OCREDIT Investment, OCREDIT UNI Investment, ULEND Investment, FCI SPV I, FCI CA, and OFLEX Investment, the “Applicants”) [4].

[4]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]
“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds.  “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions.  If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company.  “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company.  “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).  “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub.  In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]
“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]
“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.          GENERAL DESCRIPTION OF THE APPLICANTS

A.	OCREDIT

OCREDIT was formed on December 16, 2021, as a Delaware limited liability company and subsequently converted into a Delaware statutory trust on March 2, 2022. OCREDIT is a non-diversified, closed-end management investment company that elected to be regulated as a BDC on June 30, 2023 under the 1940 Act. OCREDIT has elected to be treated as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). OCREDIT’s principal place of business is 1 Vanderbilt, 16th Floor, New York, New York 10017.

OCREDIT’s investment objective is to generate attractive risk-adjusted returns predominately in the form of current income, with select investments capturing long-term capital appreciation, while maintaining a strong focus on downside protection. OCREDIT has a five-member board (the “OCREDIT Board”), of which three (3) members are not “interested” persons of OCREDIT within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	ULEND

ULEND was formed on June 27, 2022, as a Delaware limited liability company. ULEND is a diversified, closed-end management investment company that elected to be regulated as a BDC on December 2, 2022 under the 1940 Act. ULEND has elected to be treated as a RIC under Sub-Chapter M of the Code. ULEND’s principal place of business is 1 Vanderbilt, 16th Floor, New York, New York 10017.

ULEND’s investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation with a focus on downside protection. ULEND has a five-member board (the “ULEND Board”), of which three (3) are not “interested” persons of ULEND within the meaning of Section 2(a)(19) of the 1940 Act.

C.	OFLEX

OFLEX was formed on May 14, 2024, as a Delaware statutory trust. OFLEX is registered under the 1940 Act as a non-diversified, closed-end management investment company that is operated as an interval fund. OFLEX intends to be treated as a RIC under Sub-Chapter M of the Code. OFLEX’s principal place of business is 1 Vanderbilt, 16th Floor, New York, New York 10017.

OFLEX’s investment objective is to produce current income. OFLEX has a five-member board (the “OFLEX Board” and, together with the OCREDIT Board and ULEND Board, the “Board”), of which three (3) are not “interested” persons of OFLEX within the meaning of Section 2(a)(19) of the 1940 Act.

D.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser and investment sub-adviser (if any) is an Adviser and each of which either would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A list of the Existing Affiliated Funds and the Adviser to each Existing Affiliated Fund is included on Schedule A hereto.

E.	OHA Private Credit, OHA Private Credit II, OHA, OHA Europe and OHA UK

OHA Private Credit is organized as a limited liability company under the laws of the state of Delaware. OHA Private Credit is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to OCREDIT on behalf of itself and its successors.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

OHA Private Credit II is organized as a limited partnership under the laws of the state of Delaware. OHA Private Credit II is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to ULEND and OFLEX on behalf of itself and its successors.

OHA is organized as a limited partnership under the laws of the state of Delaware. OHA is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors.

Each of OHA Europe and OHA UK (i) is organized as a United Kingdom limited liability partnership, (ii) is authorized and regulated by the Financial Conduct Authority, (iii) is a relying adviser to OHA, and (iv) serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors.

F.	TRP SPV I, TRP SPV II, OCREDIT Investment, OCREDIT UNI Investment, ULEND Investment, OFLEX Investment, FCI SPV I, FCI CA

Each of TRP SPV I and TRP SPV II (i) is a Delaware limited liability company and (ii) is a wholly owned subsidiary of OCREDIT.

Each of OCREDIT Investment and OCREDIT UNI Investment (i) is a Luxembourg disregarded entity and (ii) is a wholly owned subsidiary of OCREDIT.

ULEND Investment is a Luxembourg disregarded entity and a wholly owned subsidiary of ULEND.

OFLEX Investment is a Luxembourg disregarded entity and a wholly owned subsidiary of OFLEX.

Each of FCI SPV I and FCI CA (i) is a Delaware limited liability company and (ii) is a wholly owned subsidiary of OFLEX.

III.         ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co‑Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d‑1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

[11]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person.  Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a).  Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). OHA Private Credit and OHA Private Credit II are each majority-owned by OHA, are under common control, and are thus affiliated persons of each other. OHA Europe and OHA UK are each indirectly majority-owned by OHA, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).  Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.          Same Terms.  With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa).  If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.           Existing Investments in the Issuer.  Prior to a Regulated Fund acquiring in a Co‑Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC.  In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.           Related Expenses.  Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.          No Remuneration.  Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction.  No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co‑Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.         Co-Investment Policies.  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co‑Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”).  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

6.            Dispositions:

(a)          Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)         Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.            Board Oversight.

(a)          Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)         Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)          At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)          Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)         The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8.           Recordkeeping.  All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff.  Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9.             In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.          STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application.  The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants.  Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.           PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]
If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

[21]
See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.         PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Gregory S. Rubin
Vice President
1 Vanderbilt, 16th Floor
New York, New York 10017-3978
Telephone: (212) 326-1500

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq.
Nadeea Zakaria, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500
B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board.  Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 7th day of May, 2025.

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President

OHA SENIOR PRIVATE LENDING FUND (U) LLC

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President

T. ROWE PRICE OHA FLEXIBLE CREDIT INCOME FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Secretary

OHA PRIVATE CREDIT ADVISORS LLC

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President and Secretary

OHA PRIVATE CREDIT ADVISORS II, L.P.

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Vice President & Secretary

OAK HILL ADVISORS, L.P.

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Vice President & Secretary

OAK HILL ADVISORS (EUROPE), LLP

By:	/s/ Colin Blackmore
	Name:	Colin Blackmore
	Title:	Authorized Signatory

OHA (UK) LLP

By:	/s/ Colin Blackmore
	Name:	Colin Blackmore
	Title:	Authorized Signatory

TRP OHA SPV Funding I, LLC
By: T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA SPV Funding II, LLC
By: T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OCREDIT Investment S.à r.l.
By: T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OCREDIT UNI Investment S.à r.l.
By: T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

ULEND Investment S.à r.l.
By: OHA Senior Private Lending Fund (U) LLC, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA FCI SPV Funding I, LLC
By: T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA FCI CA, LLC
By: T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OFLEX Investment S.à r.l.
By: T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

Existing Affiliated Funds

OHA Artesian Customized Credit Fund I, L.P.
By: OHA Artesian Customized Credit Fund I GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Black Bear Fund, L.P.
By: OHA Black Bear GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Opportunities CA (C), L.P.
By: OHA Credit Opportunities CA (C) GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 3)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 5)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Co-Invest Opportunities Fund (CA)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Credit Solution Funds II (CA Parallel)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Cadenza Fund, L.P.

By: OHA Credit Cadenza GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA-CDP ESCF, L.P.
By: OHA-CDP ESCF GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA BCSS SSD, L.P.

By: OHA BCSS SSD GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA MPS SSD, L.P.

By: OHA MPS SSD GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA BCSS SSD II, L.P.

By: OHA BCSS SSD GenPar II, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA MPS SSD II, L.P.
By: OHA MPS SSD GenPar II, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Origination Vehicle I, L.P.
By: OHA Credit Origination GenPar I, LLP, its general partner
By: OHA Global PE GenPar, LLC,
its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Falcon Fund, L.P.
By: OHA Falcon Fund GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions ICAV, an umbrella fund with segregated liability between sub-funds

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

OHA Credit Solutions Fund, L.P.
By: OHA Credit Solutions GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Fund (Offshore), L.P.
By: OHA Credit Solutions GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Master Fund I SPV, L.P.
By: OHA Credit Solutions Master Fund I SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Master Fund II SPV, L.P.
By: OHA Credit Solutions Master Fund II SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II ICAV, an umbrella fund with segregated liability between sub-funds

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

OHA Credit Solutions Fund II, L.P.
By: OHA Credit Solutions II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Fund II (Offshore), L.P.
By: OHA Credit Solutions II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II Master Fund A SPV, L.P.
By: OHA Credit Solutions II Master Fund A SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II Master Fund B SPV, L.P.
By: OHA Credit Solutions II Master Fund B SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC
its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA KC Customized Credit Master Fund, L.P.
By: OHA KC Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA KC Customized Credit Master Fund II, L.P.
By: OHA KC Customized Credit GenPar II, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master A Fund, L.P.
By: OHA CLO Enhanced Equity GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master Fund II, L.P.
By: OHA CLO Enhanced Equity II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master Fund III, L.P.
By: OHA CLO Enhanced Equity III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Dislocation Credit Fund II, L.P.
By: OHA AD Dislocation Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Customized Credit Fund (Europe), L.P.
By: OHA AD Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Customized Credit Fund (International), L.P.
By: OHA AD Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Real Asset Opportunities Master Fund I, L.P.
By: OHA Real Asset Opportunities Fund I GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA SA Customized Credit Fund, L.P.
By: OHA SA Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Master Fund II, L.P.
By: OHA Strategic Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Master Fund III, L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Fund III, L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Mini-Master Fund III (Offshore), L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund C, L.P.
By: OHA Structured Products II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund D, L.P.
By: OHA Structured Products D GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Fund E, L.P.
By: OHA Structured Products E GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund II, L.P.
By: OHA Structured Products II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund III, L.P.
By: OHA Structured Products III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Master Fund, L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Fund, L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Mini-Master Fund (Offshore), L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund, L.P.
By: OHA TKY Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund II, L.P.
By: OHA TKY Customized Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund III, L.P.
By: OHA TKY Customized Credit III GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund IV, L.P.
By: OHA TKY Customized Credit IV GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund V, L.P.
By: OHA TKY Customized Credit V GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund VI, L.P.
By: OHA TKY Customized Credit VI GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

ALOHA European Credit Fund, L.P.
By: OHA ALOHA European Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Master Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Mini-Master Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Tractor Master Fund, L.P.
By: OHA Diversified Credit Strategies Tractor Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA LDN Customised Credit Master, L.P.
By: OHA LDN Customised Credit Master GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Master Fund (Parallel II), L.P.
By: OHA Diversified Credit Strategies Fund (Parallel II) GenPar, LLP, its General Partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Centre Street Partnership, L.P.
By: OHA Centre Street GenPar, LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Strategies Master Fund, L.P.
By: OHA CLO Strategies Fund GenPar, LLP. its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund Master, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund Mini-Master, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHAT Credit Fund, L.P.
By: OHAT Credit GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Delaware Customized Credit Fund-F, L.P.
By: OHA Delaware Customized Credit Fund-F GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Delaware Customized Credit Fund, L.P.
By: OHA Delaware Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Dynamic Credit ORCA Fund, L.P.
By: OHA Dynamic Credit ORCA GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Finlandia Credit Fund, L.P.
By: OHA Finlandia Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Highlands, L.P.

By: OHA Highlands GenPar, LLC, its general partner
By: OHA Global GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Co-Investment Fund, L.P.
By: OHA AD Co-Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA FD Custom Credit Fund, L.P.
By: OHA FD Custom Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA HT Lev Loan Fund, L.P.
By: OHA HT Lev Loan GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA HY Fund, L.P.
By: OHA HY GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Legato Loan Fund, L.P.
By: OHA Legato Loan GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA LL Dislocation Master Fund, L.P.
By: OHA LL Dislocation GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Madison Loan Fund, L.P.
By: OHA Madison Loan Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tidewater Partners BL Fund, L.P.
By: OHA Tidewater BL GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tidewater Partners MAC Fund, L.P.
By: OHA Tidewater MAC GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund (R), L.P.
By: OHA Senior Private Lending (R) GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund, L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Master Fund (Offshore), L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Master Fund (Onshore), L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund, SCSp SICAV‐RAIF
By: OHA Senior Private Lending (Lux) GenPar, S.à r.l., its general partner

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

By:	/s/ Joachim Beckert
Name: Joachim Beckert
Title: Director

OHA Sequoia Customized Credit Fund, L.P.
By: OHA Sequoia Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Vanderbilt Co‐Investment, LLC
By: Oak Hill Advisors, L.P., its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Wasatch Customized Credit Fund, L.P.
By: OHA Wasatch Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Funding 1, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 2, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 3, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 4, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 5, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 6, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 7, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 8, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 9, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 10, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 11, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 12, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 13, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 14, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 15, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 16, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 17, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 18, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 19, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 20, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 21, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 22, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 23, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners VII, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Credit Partners X-R, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XI, Ltd.

By:	/s/ Kriste Rankin
Name: Kriste Rankin
Title: Director

OHA Credit Partners XII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XIII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XIV, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XV, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XVI, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XVII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Loan Funding 2013-1, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Loan Funding 2013-2, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Loan Funding 2015-1, Ltd.

By:	/s/ Kriste Rankin
Name: Kriste Rankin
Title: Director

OHA Loan Funding 2016-1, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

Oak Hill European Credit Partners III DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners IV, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners V, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners VI, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners VII, DAC

By:	/s/ Brendan McCauley
Name: Brendan McCauley
Title: Director

Oak Hill European Credit Partners VIII, DAC

By:	/s/ Anthony Finegan
Name: Anthony Finegan
Title: Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President

OHA SENIOR PRIVATE LENDING FUND (U) LLC

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President

T. ROWE PRICE OHA FLEXIBLE CREDIT INCOME FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Secretary

OHA PRIVATE CREDIT ADVISORS LLC

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President & Secretary

OHA PRIVATE CREDIT ADVISORS II, L.P.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President & Secretary

OAK HILL ADVISORS, L.P.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Vice President & Secretary

OAK HILL ADVISORS (EUROPE), LLP

By:	/s/ Colin Blackmore
Name:	Colin Blackmore
Title:	Authorized Signatory

OHA (UK) LLP

By:	/s/ Colin Blackmore
Name:	Colin Blackmore
Title:	Authorized Signatory

TRP OHA SPV Funding I, LLC
By:	T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA SPV Funding II, LLC
By:	T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OCREDIT Investment S.à.r.l.
By:	T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OCREDIT UNI Investment S.à.r.l.
By:	T. Rowe Price OHA Select Private Credit Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

ULEND Investment S.à.r.l.
By:	OHA Senior Private Lending Fund (U) LLC, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA FCI SPV Funding I, LLC
By:	T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

TRP OHA FCI CA, LLC
By:	T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

OFLEX Investment S.à.r.l.
By:	T. Rowe Price OHA Flexible Credit Income Fund, its member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President

Existing Affiliated Funds

OHA Artesian Customized Credit Fund I, L.P.
By: OHA Artesian Customized Credit Fund I GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Black Bear Fund, L.P.
By: OHA Black Bear GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Opportunities CA (C), L.P.
By: OHA Credit Opportunities CA (C) GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 3)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 5)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Co-Invest Opportunities Fund (CA)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CA Customized Credit Fund, L.P. - OHA Credit Solution Funds II (CA Parallel)
By: OHA CA Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Cadenza Fund, L.P.
By: OHA Credit Cadenza GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA-CDP ESCF, L.P.
By: OHA-CDP ESCF GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA BCSS SSD, L.P.
By: OHA BCSS SSD GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA MPS SSD, L.P.
By: OHA MPS SSD GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA BCSS SSD II, L.P.
By: OHA BCSS SSD GenPar II, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA MPS SSD II, L.P.
By: OHA MPS SSD GenPar II, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Origination Vehicle I, L.P.
By: OHA Credit Origination GenPar I, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Falcon Fund, L.P.
By: OHA Falcon Fund GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions ICAV, an umbrella fund with segregated liability between sub-funds

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

OHA Credit Solutions Fund, L.P.
By: OHA Credit Solutions GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Fund (Offshore), L.P.
By: OHA Credit Solutions GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Master Fund I SPV, L.P.
By: OHA Credit Solutions Master Fund I SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Master Fund II SPV, L.P.
By: OHA Credit Solutions Master Fund II SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II ICAV, an umbrella fund with segregated liability between sub-funds

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

OHA Credit Solutions Fund II, L.P.
By: OHA Credit Solutions II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions Fund II (Offshore), L.P.
By: OHA Credit Solutions II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II Master Fund A SPV, L.P.
By: OHA Credit Solutions II Master Fund A SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Solutions II Master Fund B SPV, L.P.
By: OHA Credit Solutions II Master Fund B SPV GenPar, LLC, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA KC Customized Credit Master Fund, L.P.
By: OHA KC Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA KC Customized Credit Master Fund II, L.P.
By: OHA KC Customized Credit GenPar II, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master Fund II, L.P.
By: OHA CLO Enhanced Equity II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master A Fund, L.P.
By: OHA CLO Enhanced Equity GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Enhanced Equity Master Fund III, L.P.
By: OHA CLO Enhanced Equity III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Dislocation Credit Fund II, L.P.
By: OHA AD Dislocation Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Customized Credit Fund (Europe), L.P.
By: OHA AD Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Customized Credit Fund (International), L.P.
By: OHA AD Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Real Asset Opportunities Master Fund I, L.P.
By: OHA Real Asset Opportunities Fund I GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA SA Customized Credit Fund, L.P.
By: OHA SA Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Master Fund II, L.P.
By: OHA Strategic Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Master Fund III, L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Fund III, L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Strategic Credit Mini-Master Fund III (Offshore), L.P.
By: OHA Strategic Credit III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund C, L.P.
By: OHA Structured Products II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund D, L.P.
By: OHA Structured Products D GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Fund E, L.P.
By: OHA Structured Products E GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund II, L.P.
By: OHA Structured Products II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Structured Products Master Fund III, L.P.
By: OHA Structured Products III GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Master Fund, L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Fund, L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tactical Investment Mini-Master Fund (Offshore), L.P.
By: OHA Tactical Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund, L.P.
By: OHA TKY Customized Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund II, L.P.
By: OHA TKY Customized Credit II GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund III, L.P.
By: OHA TKY Customized Credit III GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund IV, L.P.
By: OHA TKY Customized Credit IV GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund V, L.P.
By: OHA TKY Customized Credit V GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA TKY Customized Credit Fund VI, L.P.
By: OHA TKY Customized Credit VI GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

ALOHA European Credit Fund, L.P.
By: OHA ALOHA European Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund (Parallel), L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Master Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Enhanced Credit Strategies Mini-Master Fund, L.P.
By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Tractor Master Fund, L.P.
By: OHA Diversified Credit Strategies Tractor Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA LDN Customised Credit Master, L.P.
By: OHA LDN Customised Credit Master GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Master Fund (Parallel II), L.P.
By: OHA Diversified Credit Strategies Fund (Parallel II) GenPar, LLP, its General Partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Centre Street Partnership, L.P.
By: OHA Centre Street GenPar, LLC, its general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA CLO Strategies Master Fund, L.P.
By: OHA CLO Strategies Fund GenPar, LLP. its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund Master, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Diversified Credit Strategies Fund Mini-Master, L.P.
By: OHA Diversified Credit Strategies GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHAT Credit Fund, L.P.
By: OHAT Credit GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Delaware Customized Credit Fund-F, L.P.
By: OHA Delaware Customized Credit Fund-F GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Delaware Customized Credit Fund, L.P.
By: OHA Delaware Customized Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Dynamic Credit ORCA Fund, L.P.
By: OHA Dynamic Credit ORCA GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Finlandia Credit Fund, L.P.
By: OHA Finlandia Credit Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Highlands, L.P.
By: OHA Highlands GenPar, LLC, its general partner
By: OHA Global GenPar, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA AD Co-Investment Fund, L.P.
By: OHA AD Co-Investment GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA FD Custom Credit Fund, L.P.
By: OHA FD Custom Credit GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA HT Lev Loan Fund, L.P.
By: OHA HT Lev Loan GenPar, LLP, its general partner
By: OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA HY Fund, L.P.
By: OHA HY GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Legato Loan Fund, L.P.
By: OHA Legato Loan GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA LL Dislocation Master Fund, L.P.
By: OHA LL Dislocation GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Madison Loan Fund, L.P.
By: OHA Madison Loan Fund GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tidewater Partners BL Fund, L.P.
By: OHA Tidewater BL GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Tidewater Partners MAC Fund, L.P.
By: OHA Tidewater MAC GenPar, LLP, its general partner
By: OHA Global GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund (R), L.P.
By: OHA Senior Private Lending (R) GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund, L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Master Fund (Offshore), L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Master Fund (Onshore), L.P.
By: OHA Senior Private Lending GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Senior Private Lending Fund, SCSp SICAV‐RAIF
By: OHA Senior Private Lending (Lux) GenPar, S.à r.l., its general partner

By:	/s/ Colin Blackmore
Name: Colin Blackmore
Title: Director

By:	/s/ Joachim Beckert
Name: Joachim Beckert
Title: Director

OHA Sequoia Customized Credit Fund, L.P.
By: OHA Sequoia Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Vanderbilt Co‐Investment, LLC
By: Oak Hill Advisors, L.P., its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Wasatch Customized Credit Fund, L.P.
By: OHA Wasatch Customized Credit GenPar, LLP, its general partner
By: TRP/OHA Global PE GenPar, LLC, its managing partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Vice President and Secretary

OHA Credit Funding 1, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 2, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 3, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 4, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 5, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 6, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 7, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 8, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 9, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 10, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 11, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 12, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 13, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 14, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 15, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 16, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 17, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 18, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 19, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 20, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 21, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 22, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Funding 23, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners VII, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Credit Partners X-R, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XI, Ltd.

By:	/s/ Kriste Rankin
Name: Kriste Rankin
Title: Director

OHA Credit Partners XII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XIII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XIV, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XV, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XVI, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Credit Partners XVII, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

OHA Loan Funding 2013-1, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Loan Funding 2013-2, Ltd.

By:	/s/ Yun Zheng
Name: Yun Zheng
Title: Director

OHA Loan Funding 2015-1, Ltd.

By:	/s/ Kriste Rankin
Name: Kriste Rankin
Title: Director

OHA Loan Funding 2016-1, Ltd.

By:	/s/ Dianne Farjallah
Name: Dianne Farjallah
Title: Director

Oak Hill European Credit Partners III DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners IV, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners V, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners VI, DAC

By:	/s/ Jarlath Canning
Name: Jarlath Canning
Title: Director

Oak Hill European Credit Partners VII, DAC

By:	/s/ Brendan McCauley
Name: Brendan McCauley
Title: Director

Oak Hill European Credit Partners VIII, DAC

By:	/s/ Anthony Finegan
Name: Anthony Finegan
Title: Director

SCHEDULE A

Existing Affiliated Funds

Existing Affiliated Funds

Name of Fund	Name of Adviser	Investment Strategy
OHA Artesian Customized Credit Fund I, L.P.	Oak Hill Advisors, L.P.
Multi-Strategy Credit.  This strategy seeks to maximize risk-adjusted returns and capture changing relative value through market cycles by dynamically moving capital within and among the sectors offering the most compelling risk-return profiles (including high yield bonds, leveraged loans, distressed debt, structured products and private lending).

OHA Black Bear Fund, L.P.	Oak Hill Advisors, L.P.

OHA Credit Cadenza Fund, L.P.	Oak Hill Advisors, L.P.

OHA BCSS SSD, L.P.	OHA (UK) LLP

OHA MPS SSD, L.P.	OHA (UK) LLP

OHA BCSS SSD II, L.P.	OHA (UK) LLP

OHA MPS SSD II, L.P.	OHA (UK) LLP

OHA KC Customized Credit Master Fund, L.P.	Oak Hill Advisors, L.P.

OHA KC Customized Credit Master Fund II, L.P.	Oak Hill Advisors, L.P.

OHA AD Customized Credit Fund (Europe), L.P.	OHA (UK) LLP

OHA AD Customized Credit Fund (International), L.P.	OHA (UK) LLP

OHA SA Customized Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA Structured Products Master Fund C, L.P.	Oak Hill Advisors, L.P.

OHA Structured Products Master Fund D, L.P.	Oak Hill Advisors, L.P.

OHA Structured Products Fund E, L.P.	Oak Hill Advisors, L.P.

OHA Tactical Investment Master Fund, L.P.	Oak Hill Advisors, L.P.

OHA Tactical Investment Fund, L.P.	Oak Hill Advisors, L.P.

OHA Tactical Investment Mini-Master Fund (Offshore), L.P.	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
ALOHA European Credit Fund, L.P.	OHA (UK) LLP

OHA Diversified Credit Strategies Fund (Parallel), L.P.	Oak Hill Advisors, L.P.

OHA Enhanced Credit Strategies Master Fund, L.P.	Oak Hill Advisors, L.P.

OHA Enhanced Credit Strategies Fund, L.P.	Oak Hill Advisors, L.P.

OHA Enhanced Credit Strategies Mini-Master Fund, L.P.	Oak Hill Advisors, L.P.

OHA Diversified Credit Strategies Tractor Master Fund, L.P.	Oak Hill Advisors, L.P.

OHA LDN Customised Credit Master, L.P.	Oak Hill Advisors, L.P.

OHA Diversified Credit Strategies Master Fund (Parallel II), L.P.	Oak Hill Advisors, L.P.

OHA Centre Street Partnership, L.P.	Oak Hill Advisors, L.P.

OHA Diversified Credit Strategies Fund Master, L.P.	Oak Hill Advisors, L.P.

OHA Diversified Credit Strategies Fund, L.P.	Oak Hill Advisors, L.P.

OHA Diversified Credit Strategies Fund Mini-Master, L.P.	Oak Hill Advisors, L.P.

OHAT Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA Delaware Customized Credit Fund-F, L.P.	Oak Hill Advisors, L.P.

OHA Delaware Customized Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA Dynamic Credit ORCA Fund, L.P.	Oak Hill Advisors, L.P.

OHA Finlandia Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA Madison Loan Fund, L.P,	Oak Hill Advisors, L.P.

OHA Tidewater Partners BL Fund, L.P.	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
OHA Tidewater Partners Mac Fund, L.P.	Oak Hill Advisors, L.P.

OHA Highlands, L.P.	Oak Hill Advisors, L.P.

OHA Credit Opportunities CA (C), L.P.	Oak Hill Advisors, L.P.	Co-Investment. This strategy invests in select co-investment opportunities on a case-by-case basis.

OHA CA Customized Credit Fund, L.P. - OHA Co-Invest Opportunities Fund (CA)	Oak Hill Advisors, L.P.

OHA Vanderbilt Co-Investment, LLC	Oak Hill Advisors, L.P.

OHA Wasatch Customized Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA AD Co-Investment Fund, L.P.	Oak Hill Advisors, L.P.

OHA AD Dislocation Credit Fund II, L.P.	Oak Hill Advisors, L.P.
Stressed / Distressed Credit.  This strategy seeks to maximize risk-adjusted returns by investing primarily in companies experiencing financial or other distress or stress.  Special situations, hard asset / infrastructure-related investments, structured products and other specialty finance sectors also for a component of this strategy.

OHA Strategic Credit Master Fund II, L.P.	Oak Hill Advisors, L.P. & OHA (UK) LLP

OHA Strategic Credit Master Fund III, L.P.	Oak Hill Advisors, L.P.

OHA Strategic Credit Fund III, L.P.	Oak Hill Advisors, L.P.

OHA Strategic Credit Mini-Master Fund III (Offshore), L.P.	Oak Hill Advisors, L.P.

OHA FD Custom Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA Credit Origination Vehicle I, L.P.	Oak Hill Advisors, L.P.

OHA Falcon Fund, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions Fund ICAV	Oak Hill Advisors, L.P.	Private Credit. This strategy seeks to generate attractive risk-adjusted returns with a focus primarily on investments in private corporate credit.

OHA Credit Solutions Fund, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions Fund (Offshore), L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions II ICAV	Oak Hill Advisors, L.P.

OHA Credit Solutions Fund II, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions Fund II (Offshore), L.P.	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
OHA Credit Solutions II Master Fund A SPV, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions II Master Fund B SPV, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions Master Fund I SPV, L.P.	Oak Hill Advisors, L.P.

OHA Credit Solutions Master Fund II SPV, L.P.	Oak Hill Advisors, L.P.

OHA CLO Enhanced Equity Master Fund II, L.P.	Oak Hill Advisors, L.P.

OHA CA Customized Credit Fund, L.P. -OHA Credit Solution Funds II (CA PARALLEL)	Oak Hill Advisors, L.P.

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 3)	Oak Hill Advisors, L.P.

OHA CA Customized Credit Fund, L.P. - OHA Senior Private Lending Fund (CA 5)	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund II, L.P.	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund III, L.P.	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund IV, L.P.	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund V, L.P.	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund VI, L.P.	Oak Hill Advisors, L.P.

OHA Senior Private Lending Fund (R), L.P.	Oak Hill Advisors, L.P.

OHA Senior Private Lending Master Fund (Onshore), L.P.	Oak Hill Advisors, L.P.

OHA Senior Private Lending Master Fund (Offshore), L.P	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
OHA Senior Private Lending Fund, SCSp SICAV‐RAIF	Oak Hill Advisors, L.P.

OHA Sequoia Customized Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA-CDP ESCF, L.P.	OHA UK LLP

OHA CLO Enhanced Equity Master A Fund, L.P.	Oak Hill Advisors, L.P.	Structured Credit (OHA CLOs). This strategy seeks to maximize risk-adjusted returns by investing in the subordinated tranches and certain debt tranches of OHA-managed collateralized loan obligations.

OHA Real Asset Opportunities Master Fund I, L.P.	Oak Hill Advisors, L.P.

OHA CLO Strategies Master Fund, L.P.	Oak Hill Advisors, L.P.	Structured Credit (CLOs). This strategy seeks to maximize risk-adjusted returns by investing in the debt and subordinated tranches of third-party managed collateralized loan obligations.

OHA CLO Enhanced Equity Master Fund III, L.P.	Oak Hill Advisors, L.P.

OHA Structured Products Master Fund III, L.P.	Oak Hill Advisors, L.P.

OHA Structured Products Master Fund II, L.P.	Oak Hill Advisors, L.P.

OHA TKY Customized Credit Fund, L.P.	Oak Hill Advisors, L.P.

OHA HT Lev Loan Fund, L.P.	Oak Hill Advisors, L.P.
Leveraged Loans and Liquid Credit.  This strategy seeks to maximize risk-adjusted returns by investing primarily in leveraged loans and other below-investment grade instruments in the syndicated credit markets.

OHA Credit Funding 1, Ltd	Oak Hill Advisors, L.P.

OHA Credit Funding 2, Ltd	Oak Hill Advisors, L.P.

OHA Credit Funding 3, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 4, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 5, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 6, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 7, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 8, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 9, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 10, Ltd.	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
OHA Credit Funding 11, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 12, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 13, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 14, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 15, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 16, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 17, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 18, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 19, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 20, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 21, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 22, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Funding 23, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners VII, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners X-R, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XI, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XII, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XIII, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XIV, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XV, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XVI, Ltd.	Oak Hill Advisors, L.P.

OHA Credit Partners XVII, Ltd.	Oak Hill Advisors, L.P.

OHA Loan Funding 2013-1, Ltd.	Oak Hill Advisors, L.P.

OHA Loan Funding 2013-2, Ltd.	Oak Hill Advisors, L.P.

OHA Loan Funding 2015-1, Ltd.	Oak Hill Advisors, L.P.

Name of Fund	Name of Adviser	Investment Strategy
OHA Loan Funding 2016-1, Ltd.	Oak Hill Advisors, L.P.

Oak Hill European Credit Partners III DAC	Oak Hill Advisors (Europe), LLP

Oak Hill European Credit Partners IV, DAC	Oak Hill Advisors (Europe), LLP

Oak Hill European Credit Partners V, DAC	Oak Hill Advisors (Europe), LLP

Oak Hill European Credit Partners VI, DAC	Oak Hill Advisors (Europe), LLP

Oak Hill European Credit Partners VII, DAC	Oak Hill Advisors (Europe), LLP

Oak Hill European Credit Partners VIII, DAC	Oak Hill Advisors (Europe), LLP

OHA HY Fund, L.P.	Oak Hill Advisors, L.P.

OHA Legato Loan Fund, L.P.	Oak Hill Advisors, L.P.

OHA LL Dislocation Master Fund, L.P.	Oak Hill Advisors, L.P.

EXHIBIT A

Resolutions of the Board of Trustees of T. Rowe Price OHA Select Private Credit Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of T. Rowe Price OHA Select Private Credit Fund (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of OHA Private Credit Advisors LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Managers of OHA Senior Private Lending Fund (U) LLC

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of OHA Senior Private Lending Fund (U) LLC (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of OHA Private Credit Advisors II, L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Board of Trustees of T. Rowe Price OHA Flexible Credit Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of T. Rowe Price OHA Flexible Credit Income Fund (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of OHA Private Credit Advisors II, L.P. and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.